UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15787
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
New England Life Insurance Company Agents’ Retirement Plan and Trust
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST

NOTE: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
New England Life Insurance Company Agents’ Retirement Plan and Trust
We have audited the accompanying statements of net assets available for benefits of New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida

June 25, 2010

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Participant-directed investments — at estimated fair value (see Note 3)	$178,436,768	$158,500,788

Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	624,596	5,466,578

Net assets available for benefits	$179,061,364	$163,967,366

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
Additions to net assets attributed to:
Contributions:
Employer contributions	$3,378,329
Rollover contributions	390,446
Participant contributions	1,117,605

Total contributions	4,886,380

Net appreciation in estimated fair value of investments (see Note 4)	14,427,417
Interest and dividends	8,929,550

Total additions	28,243,347

Deductions from net assets attributed to:

Benefit payments to participants	13,149,349

Total deductions	13,149,349

Net increase in net assets	15,093,998

Net assets available for benefits:
Beginning of year	163,967,366

End of year	$179,061,364

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
     General Information
     The Plan is a money purchase defined contribution plan available to certain insurance agents of New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Such agents are eligible to participate in the Plan on the first day of the month after attaining eligible status (see “- Participation”). The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The administrator of the Plan (the “Plan Administrator”) is an officer of MetLife who was delegated administrative responsibilities from the Company in 2005. Recordkeeping services are performed for the Plan by an unaffiliated third party.
     Prior to January 6, 2008, the Plan’s investment options consisted of separate accounts and a stable value fund. Effective January 6, 2008, the Plan consists of three categories of investment options — Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund (as defined below), the NEF Stable Value Fund and the CGM Capital Growth Account), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.
     Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Inst Fund
Vanguard Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	CGM Capital Growth Account *
Vanguard Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Vanguard Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Vanguard Target Retirement 2050 Fund	Artio International Equity II-I Fund
MetLife Company Stock Fund
Natixis CGM Advisor Targeted Equity A *

*	Natixis CGM Advisor Targeted Equity A is a new investment option in 2009, replacing CGM Capital Growth Account, which was removed as an investment option effective January 1, 2010.

     The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.
     Participants may allocate contributions to each fund, including (effective January 1, 2008), a fund holding primarily shares of common stock of MetLife, Inc. (the “MetLife Company Stock Fund”). The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon, as trustee (“BNY Mellon”).
     Effective August 1, 2008, a frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen fund” is one into which participants may neither direct contributions nor transfer balances from other funds). On November 25, 2008, RGA reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.
     Participation
     Full-time insurance agents of the Company (as defined in and with such exceptions as set forth in the Plan document) are eligible to participate in the Plan.
     Participant Accounts
     The recordkeeper maintains individual account balances for each agent who participates in the Plan (each such agent, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.
     Contributions
     Each year, the Company contributes to the Plan an amount equal to 5% of eligible commissions earned by participants from the sale of certain products (as defined in the Plan document). Participants with eligible commissions of $150,000 or less during the preceding plan year are allowed to contribute additional after-tax dollars of up to 10% of eligible commissions in the current year; participants with eligible commissions greater than $150,000 during the preceding plan year are allowed to make such after-tax contributions of up to 5% of eligible commissions in the current year. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.
     Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or total disability (as defined in the Plan document). The participant or beneficiary may elect to receive either a lump sum, installment payments or an annuity actuarially equivalent in value to the participant’s account as of the relevant date of distribution. For those participants who request that an annuity contract be purchased with their benefits under the Plan, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts. Upon termination other than retirement, or death, participants may receive benefits in the form of a lump sum distribution 12 months following termination of employment.
     Additionally, participants may request in-service withdrawals of their own voluntary contributions to the Plan in accordance with procedures established by the Plan Administrator.
     Vesting
     Participant contributions vest immediately. Employer contributions become fully vested at a rate of 25% per year in years two through five of employment. However, a participant becomes fully vested in employer contributions when the participant retires, becomes disabled (as defined in the Plan), or dies. A participant who dies during a military absence is fully vested at death.
     Forfeited Accounts
     A participant forfeits non-vested employer contributions within participants’ accounts. Participants generally forfeit accounts when terminating service prior to vesting in their employer contributions and are not re-hired within the timeframe specified in the Plan document. These forfeitures remain in the Plan in the NEF Stable Value Fund and can be used to reduce future employer contributions and restore previously forfeited balances, as provided in the Plan document.
     At December 31, 2009 and 2008, the cumulative employer contribution forfeitures totaled $224,937 and $152,064, respectively. For the year ended December 31, 2009, forfeited non-vested employer contributions totaled $123,455. During the year ended December 31, 2009, $61,167 from forfeitures were used to reduce employer contributions. During the year ended December 31, 2009, forfeitures earned $10,585 in interest and dividends.
     Plan Amendments
     For the years ended December 31, 2009 and 2008, the following material Plan amendments were adopted and became effective:
     Effective January 1, 2009, the Plan was amended to allow participants to forego their 2009 required minimum distributions or to return any minimum distribution amounts received during 2009 to the Plan within a limited timeframe.
     Effective with respect to tender or exchange offers of MetLife, Inc. common stock made on or after September 1, 2008, the Plan Administrator has the discretion to decline any instruction if the instruction would result in the participant’s account holding shares of stock of any corporation not a member of the Company’s control group (as defined in the IRC) and/or which would require the Plan Administrator to maintain a separate fund intended to be invested primarily in the stock of the offeror. However, if as a result of the tender or exchange offer, the offeror becomes or is expected to become a member of the Company’s control group, the Plan Administrator may not decline such instruction.
     Effective August 1, 2008, the Plan was amended to add the RGA Frozen Fund. See “- General Information.”

     Effective July 1, 2008, the method of determining whether to instruct the Plan trustee to tender or exchange shares of MetLife, Inc. common stock for which instructions were not timely received was changed to a presumption that the participant intended to instruct the trustee not to tender such shares.
     Effective January 1, 2008, the Plan was amended to clarify language related to compensation, service, governance and other Plan provisions.
2. Basis of Presentation and Summary of Significant Accounting Policies
     Basis of Presentation
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
     In June 2009, the Financial Accounting Standards Board (“FASB”) approved FASB Accounting Standards Codification (“Codification”) as the single source of authoritative accounting guidance used in the preparation of financial statements in conformity with GAAP for all non-governmental entities. Codification changed the referencing and organization of accounting guidance without modification of existing GAAP. Since it did not modify existing GAAP, Codification did not have any impact on the Plan’s net assets available for benefits or changes in net assets available for benefits. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards were superseded and, therefore, are no longer referenced by title in the accompanying financial statements.
     Risks and Uncertainties
     The Plan utilizes various investment vehicles, including insurance company general and separate accounts and mutual funds. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. The global economy and markets are now recovering from a period of significant stress that began in the second half of 2007 and substantially increased through the first quarter of 2009. Although the disruption in the global financial markets has moderated, not all global financial markets are functioning normally. Further volatility in the equity and credit markets could materially affect the value of the Plan’s investments reported in the financial statements.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7) is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.

     The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, the Plan requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 6). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:
Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair values of the Plan’s interests in the Core Funds (excluding the CGM Capital Growth Account and the MetLife Company Stock Fund), which represents investments in publicly available mutual funds are determined using the net asset value (“NAV”) published by the respective fund managers on the applicable reporting date.
     The estimated fair value of the CGM Capital Growth Account, a pooled separate account managed by MetLife, is determined by reference to the underlying assets of the pooled separate account. The underlying assets of the pooled separate account are principally comprised of shares of a publicly available mutual fund managed by The CGM Funds. The underlying assets of the pooled separate account reflects the accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the pooled separate account is expressed in the form of unit value. The unit value is calculated and provided daily by MetLife and represent the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on NAV published by the respective fund managers on the applicable reporting date.
     The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
     The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 32% and 35%, respectively. The underlying assets of the New England Master Trust at December 31, 2009 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in Note 1. The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. and RGA common stock, respectively, each of which is traded on the New York Stock Exchange. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.
     Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments are reflected as a reduction of return on such investments.

Payment of Benefits
     Benefit payments to participants are recorded upon distribution.
Excess Contributions Payable
     The Plan is required to return contributions received during the plan year in excess of IRC limits applicable to such contributions. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2009.
Other Expenses
     Except for a limited amount of fees related to participant transactions, expenses of the Plan are paid by the Company. Investment management fees are paid out of the assets of the Plan and are deducted from investment income on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.
Adoption of New Accounting Pronouncements
     Effective December 31, 2009, the Plan adopted new guidance on: (i) measuring the fair value of investments in certain entities that calculate NAV per share; (ii) how investments within the scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. The adoption of this guidance did not have a material impact on the estimated fair value or disclosure of applicable investments and had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective April 1, 2009, the Plan adopted prospectively new guidance which establishes general standards for accounting and disclosures of events that occur after the date of the statement of net assets available for benefits but before financial statements are issued or available to be issued. The Plan has provided all of the required disclosures in its financial statements.
     In January 2010, the FASB issued new guidance that requires new disclosures about significant transfers in and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3 (Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements). In addition, this guidance provides clarification of existing disclosure requirements about (a) level of disaggregation and (b) inputs and valuation techniques. The update is effective for the first quarter of 2010. The Plan is currently evaluating the impact of this guidance on its financial statements.

3. Investments
     The Plan’s investments were as follows as of December 31, 2009 and 2008:

	December 31,
	2009		2008
Target Retirement Funds:
Vanguard Target Retirement 2020 Fund	$511,257		$360,136
Vanguard Target Retirement 2035 Fund	356,716		157,889
Vanguard Target Retirement 2015 Fund	219,581		58,412
Vanguard Target Retirement 2040 Fund	219,210		72,394
Vanguard Target Retirement 2050 Fund	216,343		145,908
Vanguard Target Retirement Income Fund	171,250		165,783
Vanguard Target Retirement 2030 Fund	138,544		118,795
Vanguard Target Retirement 2010 Fund	110,987		52,925
Vanguard Target Retirement 2025 Fund	103,142		61,834
Vanguard Target Retirement 2045 Fund	101,084		25,364

Total Target Retirement Funds	2,148,114		1,219,440

Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
NEF Stable Value Fund	105,448,338	*	97,417,893	*
Natixis CGM Advisor Targeted Equity A	21,282,637	*	—
Goldman Sachs Large Cap Value Fund	10,364,925	*	9,300,600	*
Artio International Equity II—I Fund	9,293,870	*	7,931,749
Vanguard Mid Capitalization Index Ins Fund	7,265,324		5,818,893
Loomis Sayles Small Cap Growth Instl Fund	5,364,336		4,669,362
T. Rowe Price Blue Chip Growth Fund	4,590,760		3,086,512
Vanguard Total Bond Market Index-Inst Fund	4,234,227		4,673,377
Vanguard Institutional Index Fund	3,497,202		3,020,090
Vanguard Small Cap Index Fund	558,415		318,769
CGM Capital Growth Account	—		17,924,461	*

Total Individual Core Investment Funds	171,900,034		154,161,706

TD Ameritrade SDB Account	3,503,911		2,535,699
Plan’s interest in the New England Master Trust (see Note 5)	884,709		583,943

Total Investments	$178,436,768		$158,500,788

*	Represents 5% or more of the net assets available for benefits.
4. Net Appreciation in Estimated Fair Value of Investments
The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2009:

December 31,
2009
Individual Core Investment Funds (excluding the NEF Stable Value Fund and the MetLife Company Stock Fund)	$13,968,534
Target Retirement Funds	317,622
Plan’s interest in the New England Master Trust (see Note 5)	141,261

Net appreciation in estimated fair value of investments	$14,427,417

5. Interest in Master Trust
     The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 32% and 35%, respectively.
     The New England Master Trust’s investments were as follows at December 31, 2009 and 2008:

	2009	2008
Investments:
MetLife Company Stock Fund	$2,706,414	$1,651,209
RGA Frozen Fund	17,066	16,228

	2,723,480	1,667,437
Total Investments

Receivable for securities sold	11,257	7,826
Interest receivable	1	13
Cash payable	(10,752)	(3,946)
Payable for securities purchased	—	(3,385)

Total net assets available in the New England Master Trust	$2,723,986	$1,667,945

Plan’s interest in the New England Master Trust	$884,709	$583,943

     The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2009:

Year Ended
December 31,
2009
Net appreciation in fair value of investments:
MetLife Company Stock Fund	$553,816
RGA Frozen Fund	1,810

Net appreciation in estimated fair value of investments	$555,626

Plan’s share of net appreciation in estimated fair value of investments	$141,261

6. Fair Value Measurements
     Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

	Assets Held Outside the New England Master Trust
	Estimated Fair Value Measurements at
	December 31, 2009
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$110,987	$110,987	$—	$—
Vanguard Target Retirement 2015 Fund	219,581	219,581	—	—
Vanguard Target Retirement 2020 Fund	511,257	511,257	—	—
Vanguard Target Retirement 2025 Fund	103,142	103,142	—	—
Vanguard Target Retirement 2030 Fund	138,544	138,544	—	—
Vanguard Target Retirement 2035 Fund	356,716	356,716	—	—
Vanguard Target Retirement 2040 Fund	219,210	219,210	—	—
Vanguard Target Retirement 2045 Fund	101,084	101,084	—	—
Vanguard Target Retirement 2050 Fund	216,343	216,343	—	—
Vanguard Target Retirement Income Fund	171,250	171,250	—	—
NEF Stable Value Fund	105,448,338	—	105,448,338	—
Natixis CGM Advisor Targeted Equity A	21,282,637	21,282,637	—	—
Goldman Sachs Large Cap Value Fund	10,364,925	10,364,925	—	—
Artio International Equity II-I Fund	9,293,870	9,293,870	—	—
Vanguard Mid Capitalization Index Inst Fund	7,265,324	7,265,324	—	—
Vanguard Total Bond Market Index-Inst Fund	4,234,227	4,234,227	—	—
Loomis Sayles Small Cap Growth Instl Fund	5,364,336	5,364,336	—	—
T. Rowe Price Blue Chip Growth Fund	4,590,760	4,590,760	—	—
Vanguard Institutional Index Fund	3,497,202	3,497,202	—	—
Vanguard Small Cap Index Fund	558,415	558,415	—	—
TD Ameritrade SDB Account	3,503,911	—	3,503,911	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$177,552,059	$68,599,810	$108,952,249	$—

	Assets Held Inside the New England Master Trust
	Estimated Fair Value Measurements at
	December 31, 2009
		Quoted Prices
		in Active	Significant	Significant
		Markets for	Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$2,706,414	$—	$2,706,414	$—
RGA Frozen Fund	17,066	—	17,066	—

Total Investments in the New England Master Trust	$2,723,480	$—	$2,723,480	$—

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
	December 31, 2008
		Quoted Prices
		in Active	Significant	Significant
		Markets for	Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$52,925	$52,925	$—	$—
Vanguard Target Retirement 2015 Fund	58,412	58,412	—	—
Vanguard Target Retirement 2020 Fund	360,136	360,136	—	—
Vanguard Target Retirement 2025 Fund	61,834	61,834	—	—
Vanguard Target Retirement 2030 Fund	118,795	118,795	—	—
Vanguard Target Retirement 2035 Fund	157,889	157,889	—	—
Vanguard Target Retirement 2040 Fund	72,394	72,394	—	—
Vanguard Target Retirement 2045 Fund	25,364	25,364	—	—
Vanguard Target Retirement 2050 Fund	145,908	145,908	—	—
Vanguard Target Retirement Income Fund	165,783	165,783	—	—
Artio International Equity II -I Fund	7,931,749	7,931,749	—	—
T. Rowe Price Blue Chip Growth Fund	3,086,512	3,086,512	—	—
Loomis Sayles Small Cap Growth Instl Fund	4,669,362	4,669,362	—	—
Goldman Sachs Large Cap Value Fund	9,300,600	9,300,600	—	—
Vanguard Mid Capitalization Index Inst Fund	5,818,893	5,818,893	—	—
Vanguard Small Cap Index Fund	318,769	318,769	—	—
Vanguard Total Bond Market Index — Inst Fund	4,673,377	4,673,377	—	—
Vanguard Institutional Index Fund	3,020,090	3,020,090	—	—
NEF Stable Value Fund	97,417,893	—	97,417,893	—
CGM Capital Growth Fund	17,924,461	—	17,924,461	—
TD Ameritrade SDB Account	2,535,699	—	2,535,699	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$157,916,845	$40,038,792	$117,878,053	$—

	Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
	December 31, 2008
		Quoted Prices
		in Active		Significant
		Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$1,651,209	$—	$1,651,209	$—
RGA Frozen Fund	16,228	—	16,228	—

Total Investments in the New England Master Trust	$1,667,437	$—	$1,667,437	$—

7. Fully Benefit-Responsive Stable Value Fund with MetLife
     The NEF Stable Value Fund represents a fully benefit-responsive stable value fund in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statement of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for participants and average yield for the NEF Stable Value Fund were 6.25% and 6.75% for the years ended December 31, 2009 and 2008, respectively.
     The Plan’s investment in the NEF Stable Value Fund had contract values of $106,072,934 and $102,884,471 at December 31, 2009 and 2008, respectively. The estimated fair value of these investments was $105,448,338 and $97,417,893 at December 31, 2009 and 2008, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
     While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.
8. Related-Party Transactions
     The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $105,448,338 and $97,417,893 at December 31, 2009 and 2008, respectively. Total investment income from the NEF Stable Value Fund was $6,298,422 for the year ended December 31, 2009.
     At December 31, 2009, the New England Master Trust held approximately 76,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $2,200,000, of which approximately 32% was allocable to the Plan. At December 31, 2008, the New England Master Trust held approximately 47,300 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $1,900,000, of which approximately 35% was allocable to the Plan. During the year ended December 31, 2009, the New England Master Trust recorded dividend income on MetLife Inc. common stock of approximately $56,000, of which approximately 32% was allocable to the Plan.
     During 2009 and 2008 the CGM Capital Growth Account was managed by MetLife. The CGM Capital Growth Account was removed as an investment option effective January 1, 2010. The balance of this pooled separate account investment was $17,924,461 in December 31, 2008. In 2009, the balance in the CGM Capital Growth Account was transferred to the Natixis CGM Advisor Targeted Equity A fund. Total net appreciation, including realized and unrealized gains and losses, for the CGM Capital Growth Account was $4,871,374 for the year ended December 31, 2009.

Effective December 31, 2009, Plan assets invested in the CGM Capital Growth Account not directed by participants to other Plan investments of $21,282,640 were transferred to the Natixis CGM Advisor Targeted Equity A fund. As discussed in Note 2, investment management fees and operating expenses charged to the Plan for the CGM Capital Growth Account by MetLife are deducted from investment income on a daily basis and reflected as a reduction in the reported investment returns. Based on a weighted-average rate of 0.88% charged for the fund, such management and operating expenses included as a reduction of investment income totaled approximately $162,686 for the year ended December 31, 2009. The Company is the sponsor of the Plan and, therefore, transactions between the Plan and MetLife qualify as party-in-interest transactions.
9. Termination of the Plan
     While the Company intends that the Plan be permanent, it has the right to amend or discontinue it. In the event of such termination, each participant would be fully vested in matching contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
10. Federal Income Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated April 13, 2009 that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2009.
11. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per Form 5500, Schedule H, Part I, Asset and Liability Statement, as of December 31, 2008:

2008
Net assets available for benefits per the financial statements	$163,967,366

Adjustment from contract value to estimated fair value for fully benefit-responsive stable value fund	(5,466,578)

Net increase per Form 5500, Schedule H, Part II, line k	$158,500,788

The following is a reconciliation of the increase in net assets per the financial statements to net income per Form 5500, Schedule H, Part II, for the year ended December 31, 2009:

2009
Increase in net assets per the financial statements	$15,093,998

Prior year adjustment from contract value to estimated fair value for fully benefit-responsive stable value fund	5,466,578

Net increase per Form 5500, Schedule H, Part II, line k	$20,560,576

******

NEW ENGLAND LIFE INSURANCE AGENTS’
RETIREMENT PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	(c) Description of Investment, Including
(a) (b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d) Cost		(e) Current
Lessor, or Similar Party	Par, or Maturity Value	***		Value
	Target Retirement Funds:
	Vanguard Target Retirement 2020 Fund	*	**	$511,257
	Vanguard Target Retirement Income Fund	*	**	171,250
	Vanguard Target Retirement 2035 Fund	*	**	356,716
	Vanguard Target Retirement 2050 Fund	*	**	216,343
	Vanguard Target Retirement 2030 Fund	*	**	138,544
	Vanguard Target Retirement 2040 Fund	*	**	219,210
	Vanguard Target Retirement 2025 Fund	*	**	103,142
	Vanguard Target Retirement 2015 Fund	*	**	219,581
	Vanguard Target Retirement 2010 Fund	*	**	110,987
	Vanguard Target Retirement 2045 Fund	*	**	101,084

	Total Target Retirement Funds			2,148,114

	Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
* Metropolitan Life Insurance Company	NEF Stable Value Fund **	*	**	105,448,338
	Natixis CGM Advisor Targeted Equity A	*	**	21,282,637
	Goldman Sachs Large Cap Value Fund	*	**	10,364,925
	Artio International Equity II-I Fund	*	**	9,293,870
	Vanguard Mid Capitalization Index Ins Fund	*	**	7,265,324
	Vanguard Total Bond Market Index—Inst Fund	*	**	4,234,227
	Loomis Sayles Small Cap Growth Instl Fund	*	**	5,364,336
	T. Rowe Price Blue Chip Growth Fund	*	**	4,590,760
	Vanguard Institutional Index Fund	*	**	3,497,202
	Vanguard Small Cap Index Fund	*	**	558,415

	Total Individual Core Investment Funds			171,900,034

* New England Life Insurance Company	Plan interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	*	**	884,709

* Various Participants	TD Ameritrade SDB Account	*	**	3,503,911

	Participant-directed investments **			$178,436,768

*	Permitted party-in-interest.

**	At estimated fair value.

***	Cost has been omitted with respect to participant-directed investments.

NEW ENGLAND LIFE INSURANCE AGENTS’
RETIREMENT PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a, SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Total That Constitute Nonexempt Prohibited
Transactions
Total Fully
		Contributions	Contributions	Corrected Under
	Contributions Not	Corrected Outside	Pending Correction	VFCP and PTE
	Corrected	VFCP	in VFCP	2002-51
Participant Contributions Transferred Late to Plan	$—	$—	$29,058	$—

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Margery Brittain
	Name:	Margery Brittain
	Title:	Plan Administrator

Date: June 28, 2010

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm